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EXHIBIT 99.B.

[MASSMUTUAL LETTERHEAD APPEARS HERE]




April 23, 1999

Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111

RE: Massachusetts Mutual Variable Life Insurance registered on Form S-6 Commission File No. 33-23126

Ladies and Gentlemen:

This opinion is furnished in connection with the filing of the Post-Effective Amendment No. 11 to the Registration Statement No. 33-23126 under the Securities Act of 1933 for Massachusetts Mutual Variable Life Plus. Massachusetts Mutual Variable Life Separate Account I issues Variable Life Plus.

As Second Vice President & Assoc. General Counsel for Massachusetts Mutual Life Insurance Company, ("MassMutual"), I provide legal advice to MassMutual in connection with the operation of its variable products. In such role I am familiar with filing for the Policies. In so acting, I have made such examination of the law and examined such records and documents as in my judgment are necessary or appropriate to enable me to render the opinion expressed below. I am of the following opinion:

1. MassMutual is a valid and subsisting corporation, organized and operated under the laws of the Commonwealth of Massachusetts and is subject to regulation by the Massachusetts Commissioner of Insurance.

2. Massachusetts Mutual Variable Life Separate Account I is a separate account validly established and maintained by MassMutual in accordance with Massachusetts law.

3. All of the prescribed corporate procedures for the issuance of Variable Life Plus Policies have been followed, and all applicable state laws have been complied with.

I hereby consent to the use of this opinion as an exhibit to this Post-Effective Amendment.

Very truly yours,


                                              /s/ Richard M. Howe
                                              Richard M. Howe
                                              Second Vice President &
                                              Assoc. General Counsel